UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number 001-36187

EVOGENE LTD.
(Translation of registrant’s name into English)

13 Gad Feinstein Street Park Rehovot P.O.B 2100 Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On July 6, 2014, Evogene Ltd., or the Company, appointed Dr. Eyal Emmanuel to serve as Evogene’s Executive Vice President R&D, Crop Protection. The appointment was effective immediately.

Biographical information for Dr. Emmanuel is set forth below:

Dr. Eyal Emmanuel joined Evogene in May 2006, and since that time has held various R&D management positions at the Company, most recently as Vice President R&D of the Company’s Ag-Chemicals division.   Prior to joining Evogene, Dr. Emmanuel served as a researcher at Life Science Research Israel, Israel’s premier life sciences research center.  Dr. Emmanuel holds a B.Sc. from the Hebrew University, Faculty of Agriculture and an M.Sc.and  Ph.D from the Weizmann Institute of Science.  Dr. Emmanuel also holds an MBA, from the College of Management in Israel, majoring in Bio-Medical Management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOGENE LTD.

Date: July 7, 2014	By:	/s/ Sigal Fattal
	Name:	Sigal Fattal
	Title:	Chief Financial Officer